Exhibit 99.1

TAOPING INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

F-1

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2026 AND DECEMBER 31, 2025

	NOTES	June 30, 2026	December 31, 2025
		(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$964,366	$2,131,861
Restricted cash	2(e)	11,541	-
Accounts receivable, net	2(f)	8,829,590	8,981,264
Accounts receivable-related parties, net	2(f)	-	258,742
Advances to suppliers, net	2(g)	11,581,632	10,333,314
Contract assets	2(h)	701,417	789,320
Prepaid expenses		71,719	71,719
Inventories, net	7	891,613	790,207
Other current assets	11	4,244,586	3,057,741
TOTAL CURRENT ASSETS		27,296,464	26,414,168

Property, equipment and software, net	8	5,211,581	5,670,216
Right-of-use assets		66,283	85,868
Goodwill	3	7,277,374	7,277,374
TOTAL ASSETS		$39,851,702	$39,447,626

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	9(a)	$5,536,156	$4,005,325
Accounts payable		2,264,078	3,071,456
Advances from customers	2(i)	959,126	588,446
Advances from customers-related parties	2(i)	2,756	2,672
Contract liabilities	2(h)	1,299,409	-
Amounts due to related parties, net	6(c)	2,332,528	1,804,565
Accrued payroll and benefits		927,530	660,410
Other payables and accrued expenses	15	3,336,898	3,931,171
Income tax payable		-	3,981
Lease liability-current	12	54,054	42,663
TOTAL CURRENT LIABILITIES		16,712,535	14,110,689

Lease liability	12	32,812	62,696
Long-term bank loans	9(b)	5,736,965	5,733,552
TOTAL LIABILITIES		$22,482,312	$19,906,937

EQUITY
Ordinary shares, 2026 and 2025: par $0; authorized capital 5,000,000,000 shares; shares issued and outstanding, June 30, 2026: 9,552,783 shares; December 31, 2025: 9,552,783 shares;	17	194,458,213	194,458,213
Class A shares, 2026 and 2025: par $0; authorized capital 50,000,000 shares; shares issued and outstanding, June 30, 2026: 50,418 shares; December 31, 2025: 50,418 shares;	17	100,836	100,836
Preferred shares, 2026 and 2025: par $0; authorized capital 10,000,000 shares; shares issued and outstanding, June 30, 2026 and December 31, 2025: 0 shares*	17	-	-
Additional paid-in capital	17	11,568,652	11,568,652
Reserve	16	10,209,086	10,209,086
Accumulated deficit		(223,128,280)	(220,633,658)
Accumulated other comprehensive income		24,160,883	23,837,560
TOTAL SHAREHOLDERS’ EQUITY		17,369,390	19,540,689

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$39,851,702	$39,447,626

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively restated.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-2

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

		Six Months Ended	Six Months Ended
	NOTES	June 30, 2026	June 30, 2025
		(Unaudited)	(Unaudited)
Revenue – Products		$6,119,834	$14,129,140
Revenue – Products-related parties	6(a)	133,336	-
Revenue – Software		513,079	901,838
Revenue – Advertising		1,153,942	2,360,606
Revenue – Project		3,269,470	-
Revenue – MRO		452,697	-
Revenue – Service		115,444	-
Revenue – Other		120,978	209,868
Revenue – Other-related parties	6(b)	566	1,369
TOTAL REVENUE		11,879,346	17,602,821

Cost – Products		6,004,963	12,918,291
Cost – Software		385,153	568,241
Cost – Advertising	2(u)	1,117,355	2,194,507
Cost – Project		2,501,591	-
Cost – MRO		306,876	-
Cost – Service		46,148	-
Cost – Other		654	147,414
TOTAL COST		10,362,740	15,828,453

GROSS PROFIT		1,516,606	1,774,368

Administrative expenses		2,731,665	4,700,561
Research and development expenses		823,386	799,246
Selling expenses		189,031	458,692
(LOSS) FROM OPERATIONS		(2,227,476)	(4,184,131)

Subsidy income		-	628
Income from long-term investments		-	69,621
Other (loss), net		(19,498)	(78,693)

Interest expense and debt discounts, net of interest income		(233,046)	(466,254)

(Loss) income before income taxes		(2,480,020)	(4,658,829)

Income tax (expense)	10	(14,602)	(20,720)
NET (LOSS)		$(2,494,622)	$(4,679,549)

NET (LOSS) PER SHARE – Basic and Diluted*
Basic	5	$(0.99)	$(6.54)
Diluted	5	$(0.99)	$(6.54)

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. The computation of basic and diluted EPS was retroactively adjusted for all periods presented.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-3

TAOPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025
Net loss	$(2,494,622)	$(4,679,549)
Other comprehensive income (loss):
Foreign currency translation gain	323,323	232,981
Comprehensive loss	$(2,171,299)	$(4,446,568)

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-4

TAOPING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Unaudited)

	Ordinary shares*		Class A Shares		Additional Paid-in		Accumulated	Accumulated other comprehensive
	Shares	Amount	Shares	Amount	Capital	Reserve	deficit	income	Total
BALANCE AS AT JANUARY 1, 2026	9,552,783	194,458,213	50,418	100,836	11,568,652	10,209,086	(220,633,658)	23,837,560	19,540,689
Net loss for the period	-	-	-	-	-	-	(2,494,622)	-	(2,494,622)
Foreign currency translation gain	-	-	-	-	-	-	-	323,323	323,323
BALANCE AS AT JUNE 30, 2026 (unaudited)	9,552,783	194,458,213	50,418	100,836	11,568,652	10,209,086	(223,128,280)	24,160,883	17,369,390

	Ordinary shares*		Additional Paid-in		Accumulated	Accumulated other comprehensive
	Shares	Amount	Capital	Reserve	deficit	income	Total
BALANCE AS AT JANUARY 1, 2025	472,764	170,757,735	22,447,083	10,209,086	(210,571,935)	23,027,362	15,869,331
Issuance of ordinary shares for financing (Note 17)	409,334	2,344,560	-	-	-	-	2,344,560
Conversion of convertible note (Note 14)	120,002	708,500	-	-	-	-	708,500
Net loss for the period	-	-	-	-	(4,679,549)	-	(4,679,549)
Foreign currency translation gain	-	-	-	-	-	232,981	232,981
BALANCE AS AT JUNE 30, 2025 (unaudited)	1,002,100	173,810,795	22,447,083	10,209,086	(215,251,484)	23,260,343	14,475,823

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively restated.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-5

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025
OPERATING ACTIVITIES
Net loss	$(2,494,622)	$(4,679,549)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses on accounts receivable, other current assets, and advances to suppliers:	1,077,298	3,993,047
(Reversal of) provision for obsolete inventories	31,690	(4,936)
Depreciation	742,413	798,369
Amortization of intangible assets and other asset	-	17,114
Amortization of convertible note discount	-	70,791
Loss (gain) on disposals/dissolutions of subsidiaries	-	69,908
(Income) loss on long-term investment	-	(53,762)
Exchange difference	(679,903)	(207,381)
Changes in operating assets and liabilities:
Accounts receivable	(471,439)	(3,825,795)
Accounts receivable from related parties	-	10,721
Inventories	(110,539)	4,078,060
Contract assets	109,991	-
Other receivables and prepaid expenses	(1,687,975)	(2,199,599)
Advances to suppliers	(232,499)	5,286,585
Other payables and accrued expenses	(686,021)	(1,219,793)
Contract liabilities	1,083,361	-
Advances from customers	554,871	(3,005,732)
Advances from related parties	-	(34,420)
Amounts due to related parties	1,063,484	525,117
Accounts payable	(889,203)	(557,678)
Payroll payable and benefits	260,462	(539,872)
Lease liabilities	(21,382)	-
Income tax payable	(4,061)	492
Net cash used in operating activities	(2,354,074)	(1,478,313)

INVESTING ACTIVITIES
Proceeds from sales of long-term investment	-	27,575
Purchases of property, equipment and software	(99,232)	(1,337,157)
Cash paid for equity investment	-	(22,060)
Net cash used in investing activities	(99,232)	(1,331,642)

FINANCING ACTIVITIES
Proceeds from borrowings under short-term loans	4,375,698	689,375
Repayment of short-term bank loans	(2,974,483)	(689,375)
Repayment of long-term bank loans	(162,722)	(153,869)
Proceeds from issuance of ordinary shares	-	2,344,560
Proceeds from issuance of convertible note	-	1,200,000
Net cash provided by financing activities	1,238,493	3,390,691

Effect of exchange rate changes on cash and cash equivalents	58,859	15,322

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,155,954)	596,058
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	2,131,861	1,576,632
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING	$975,907	$2,172,690

Supplemental disclosure of cash flow information:
Cash paid during the period
Income taxes	$28,139	$4,172
Interest	$233,956	$194,120

Supplemental disclosure of significant non-cash transactions*:

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

In January 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $50,000, $100,000, and $125,000 of partial principal, into a total of 39,741 ordinary shares of the Company, with a conversion price at $7.398, $7.299, and $6.483 per share, respectively.

In February 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $125,000 of partial principal with a conversion price at $6.249 per share into 20,003 ordinary shares of the Company.

In March 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $6.258 per share into 15,980 ordinary shares of the Company.

In April 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $4.596 per share into 21,758 ordinary shares of the Company.

In May 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $108,500 of partial principal with a conversion price at $4.818 per share into 22,520 ordinary shares of the Company.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-6

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc., together with its subsidiaries (the “Company”), is a provider of cloud-based technologies for Smart City IoT platforms, elevator products and related services, digital advertising delivery, and other internet-based information systems in China. The Company has built a far-reaching city partner ecosystem and comprehensive portfolio for its products and services, which are aligned together with its smart cloud platform, cloud services and solutions.

In May 2018, we changed our corporate name from “China Information Technology Inc.” to “Taoping Inc.”, to reflect our current business operations in the new media and IoT industries. In 2021, Information Security Tech International Co. Ltd. (“IST HK”), one of the Company’s Hong Kong subsidiaries then, changed its corporate name to Taoping Group (China) Ltd. to reflect the Company’s current corporate structure to be in line with the new business strategies. As listed in the table below, these services are provided through the Company’s operating subsidiaries, primarily in Hong Kong and mainland China.

In June 2021, the Company consummated an acquisition of 100% of the equity interest of Taoping New Media Co., Ltd (“TNM”), a leading media operator in China’s out-of-home digital advertising industry. Mr. Jianghuai Lin, the Chairman and Co-Chief Executive Officer of the Company, who then owned approximately 24.6% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM focuses on digital life scenes and is mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. The acquisition of TNM has enhanced the Company’s presence in the new media and advertising sectors.

In 2021, the Company launched blockchain related new business in cryptocurrency mining operations and newly established subsidiaries in Hong Kong to supplement its diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. However, due to the decreased output and the highly volatile cryptocurrency market, the Company had ceased the operation of cryptocurrency mining business by December 2022, and continues to focus the efforts on its digital advertising, smart display and the newly added smart community and related businesses.

In September 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC Technology Group Co., Ltd. (“iASPEC”). Upon closing of the equity transfer, the Company’s variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company.

In January 2022, the Company completed the acquisition of 100% equity interest of Zhenjiang Taoping IoT Tech. Co., Ltd (“ZJIOT”), aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China.

As a result of the Company’s business transformation and its exit from the TIT business, the Company disposed of 100% equity interests of iASPEC (excluding iASPEC’s subsidiaries) which mainly conducted the Company’s TIT business to an unrelated third party for nil consideration on June 7, 2022. The disposition resulted in a total recorded income of approximately $3.0 million for the Company for the year ended December 31, 2022.

The Company disposed of 100% equity interests of Taoping Digital Assets (Hong Kong) Limited (“TDL”) to an unrelated third party for nil consideration on September 6, 2023, and disposed of 100% equity interests of Taoping Digital Assets (Asia) Limited (“TDAL”) and Taoping Capital Limited (“TCL”) (including their respective subsidiary) to an unrelated third party for nil consideration on October 27, 2023. The disposition resulted in a total recorded loss of $16,184 for the Company for the year ended December 31, 2023.

In May 2023, the Company established a subsidiary Taoping EP Holdings (Shenzhen) Co., Ltd. (“TEPH”) with a majority stake of 51%, to explore the new off-grid wastewater treatment business line.

In September 2023, the Company acquired 80% equity from other shareholders of Fujian Taoping Investment Co., Ltd. with nil consideration, to expand its digital advertising and other businesses in Fujian Province. As a result of the acquisition, the Company currently owns 100% of Fujian Taoping Investment Co, Ltd.

In November 2023, the Company established a subsidiary Taoping (Guangxi) EP Tech. Co., Ltd. (“TPGXT”) to expand its waste water treatment business in Guangxi Province.

In April 2024, the Company established a subsidiary Taoping Industrial (Yunnan) Co., Ltd. (“TIYN”) to explore smart agricultural related businesses in Yunnan Province.

In June 2024, ZJIOT was dissolved as a result of the Company’s business realignment.

In January 2025, TDTJS was dissolved as a result of the Company’s business realignment.

In April 2025, TEPH was dissolved as a result of the Company’s business realignment.

In June 2025, TPGXT was dissolved as a result of the Company’s business realignment.

In September 2025, through its wholly owned subsidiary Taoping Holdings Limited, the Company entered into a share purchase agreement with Skyladder Holding Limited, as amended by a supplemental agreement dated November 25, 2025, to acquire 100% of Skyladder Group Limited, or Skyladder Group, a Hong Kong company, for consideration of RMB 152 million (approximately US$21.36 million), payable in an aggregate of 7,882,921 ordinary shares of the Company. Such consideration shares are subject to transfer restrictions, released in tranches upon achievement of audited revenue and net profit targets for 2025–2029. The acquisition was closed on November 26, 2025. Skyladder Group is a provider of elevator products and related physical and cloud-based services. It provides services throughout the entire elevator lifecycle including sales, installation, repair, maintenance, renovation, and upgrades. Skyladder Group operates through subsidiaries in China.

On March 13, 2026, the Company disposed of its 60% equity interest in Banna Taoping Agricultural Tech. Co., Ltd. (“BTAT”) to an unrelated third party for consideration of RMB 360,000, and as a result, the Company no longer holds any equity interest in BTAT.

F-7

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table lists our subsidiaries as of the respective date as indicated below.

		June 30, 2026	December 31, 2025	December 31, 2024
Entities	Subsidiaries	% owned	% owned	% owned	Location
Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Taoping Group (China) Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	Subsidiary	100%	100%	100%	Shenzhen, China
Taoping New Media Co., Ltd. (TNM)	Subsidiary	100%	100%	100%	Shenzhen, China
Taoping Digital Tech. (Jiangsu) Co., Ltd. (TDTJS)	Subsidiary	-	-	100%	Jiangsu, China
Taoping EP Holdings (Shenzhen) Co., Ltd. (TEPH)	Subsidiary	-	-	51%	Shenzhen, China
Fujian Taoping Investment Co., Ltd. (FJTI)	Subsidiary	100%	100%	100%	Fujian, China
Taoping (Guangxi) EP Tech. Co., Ltd. (TPGXT)	Subsidiary	-	-	100%	Guangxi, China
Taoping Industrial (Yunnan) Co., Ltd. (TIYN)	Subsidiary	100%	100%	100%	Yunnan, China
Skyladder Group Limited (SGL)	Subsidiary	100%	100%	-	Hong Kong, China
Skyladder (Tianjin) Technology Development Co., Ltd. (STTD)	Subsidiary	100%	100%	-	Tianjin, China
Shenzhen Smart Skyladder IoT Co., Ltd. (SZSS)	Subsidiary	100%	100%	-	Shenzhen, China
Tianjin Zeyuan Elevator Co., Ltd. (TJZY)	Subsidiary	100%	100%	-	Tianjin, China
Skyladder New Century (Tianjin) IoT Technology Co., Ltd. (SNCT)	Subsidiary	100%	100%	-	Tianjin, China
Tianjin Weida Elevator Co., Ltd. (TJWD)	Subsidiary	100%	100%	-	Tianjin, China

F-8

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Going Concern and Management’s Plans

As a result of business transformation, the Company’s revenue was decreased period-over-period in the first half of 2026. The Company incurred a net loss of approximately $2.5 million for the six months ended June 30, 2026, compared to a net loss of approximately $4.7 million for the same period of 2025. The Company reported negative cash flows from operations of approximately $2.4 million for the six months ended June 30, 2026, compared to negative cash flows of $1.5 million from operations for the same period of 2025. The negative operating cash flow was primarily attributable to the increase in other receivables and prepaid expenses and the decrease in accounts payable. As of June 30, 2026, the Company had a working capital surplus of approximately $10.6 million, compared to a working capital surplus of $12.3 million as of December 31, 2025.

The Company will continue to invest efforts on diversifying its existing cloud-based product and service lines through strategic collaborations and acquisitions. In November 2025, the Company completed the acquisition of Skyladder Group, a provider of elevator products and related physical and cloud-based services. Based on the government policies which advocate the modification and replacement of old elevators, more confirmed orders/contracts have been obtained by Skyladder Group in 2026. From the confirmed orders/contracts on hand, Skyladder Group is expected to achieve significant revenue growth in 2026, which is expected to improve the Company’s operating cash flow by year-end 2026.

The Company considers the legacy market in China is competitive, in particular the escalated tariff environment and geopolitical disorders would raise significant uncertainty to the Company’s businesses. If the Company cannot effectively execute the confirmed orders/contracts for achieving more positive operating cash flows, additional capital raise from issuing equity security or debt instrument or additional loan facility may have to be considered to support required cash flows. The Company’s existing $5.5 million in short-term bank loans and $5.7 million in long-term bank loans, of which $3.7 million of the short-term bank loans are unsecured while the remaining loans were guaranteed and/or collateralized by the Company’s office properties, provide important capital support for its operations.

On July 15, 2026, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC (the “Investor”), pursuant to which the Company issued an unsecured convertible promissory note with a 12-month maturity (the “Convertible Note”) to the Investor. The Convertible Note has the original principal amount of $3,195,000 including the original issue discount of $180,000 and Investor’s legal and other transaction costs of $15,000. Net proceeds received by the Company from this transaction were approximately $3.0 million.

From above, the Company believes that it has the ability to raise needed capital to maintain its operations, repay short term loans and fund business growth, and is able to operate as a going concern.

However, the Company considered the recent fluctuation in Nasdaq market and can make no assurances that financing will be always available for the amounts we need, or on terms commercially acceptable to us, if at all. If one or all of these businesses and/or strategies do not go well or subsequent capital raise was insufficient to bridge financial and liquidity shortfall, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

F-9

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. The consolidated financial statements include the accounts of the Company, and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reverse Stock Split: A one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares was effective on May 29, 2025 (the “Reverse Stock Split”). Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented, unless otherwise indicated.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include estimates used in business acquisition, goodwill assessment, going concern assessment and assessment of credit losses. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

F-10

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(c) Economic, Pandemic, Political, and Currency Exchange Risks

All the Company’s revenue-generating operations are conducted in mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically pertaining to the companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health concerns, and legal environments, geopolitical influences, and foreign currency exchange, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results.

The functional currency of the Company is primarily Chinese Renminbi Yuan (“RMB”), which is not freely convertible into foreign currencies. The Company cannot guarantee that the current exchange rate will remain steady. Therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and yet, because of fluctuating exchange rates, record higher or lower profit depending on exchange rate of RMB. RMB converted to U.S. dollars on the relevant dates. The exchange rate could fluctuate depending on changes in the political and economic environment without notice.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents other than bank and cash as of June 30, 2026 or December 31, 2025.

The Company maintains its bank accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of June 30, 2026, and December 31, 2025, approximately $1.0 million and $2.1 million of cash, respectively, was held in bank accounts in Hong Kong and mainland China.

(e) Restricted Cash

Restricted cash represents the bank deposit frozen by the court as a result of legal proceedings. As of June 30, 2026 and December 31, 2025, the Company had restricted cash balance of $12,000 and nil, respectively.

(f) Accounts Receivable, Accounts Receivable – related parties, and Concentration of Risk

Accounts receivable are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis according to historical trend, and estimates its provision for expected credit losses on receivables aging analysis.

In addition, the Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit losses for the six month ended June 30, 2026 has increased by approximately $1.5 million from the year ended December 31, 2025.

F-11

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
	(Unaudited)
Accounts Receivable	$18,897,430	$17,500,166
Allowance for credit losses	(10,067,840)	(8,518,902)
Accounts Receivable, net	$8,829,590	$8,981,264
Accounts Receivable - related parties	$112	$398,538
Allowance for credit losses	(112)	(139,796)
Accounts Receivable - related parties, net	$-	$258,742

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. The normal credit term for elevator project, maintenance, repair and operations supply and services is ranging from 3 months to 6 months. However, because of various factors related to the business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

The allowance for credit losses at June 30, 2026 and December 31, 2025, totaled approximately $10.1 million and $8.7 million, respectively, representing management’s best estimate. The following table describes the movements for allowance for credit losses during the six month period ended June 30, 2026 and the year ended December 31, 2025:

Balance at January 1, 2025	$7,688,491
Increase in allowance for credit losses	4,931,702
Amounts recovered during the year	(19,167)
Decrease from dissolution of a subsidiary	(228,958)
Amounts written off as uncollectible	(4,001,169)
Foreign exchange difference	287,799
Balance at December 31, 2025	$8,658,698
Increase in allowance for credit losses	1,051,848
Impairment losses reversed	(490,306)
Foreign exchange difference	847,712
Balance at June 30, 2026 (Unaudited)	$10,067,952

F-12

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(g) Advances to Suppliers, net

Advances to suppliers include but are not limited to cash deposits for the purchase of inventory items and super-computing server machines from suppliers. For the six months ended June 30, 2026 and 2025, the increase in allowance for credit losses for advances to suppliers was approximately $94,000 and $69,000, respectively.

(h) Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on our consolidated balance sheets as “contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

As of June 30, 2026 and December 31, 2025, the Company had contract assets of $701,000 and $789,000, respectively. The amounts of contract assets are expected to be recovered within one year. During the periods ended June 30, 2026 and 2025, no provision was made to contract assets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized. Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

As of June 30, 2026 and December 31, 2025, the Company had contract liabilities of $1,299,000 and $nil, respectively.

(i) Advances from Customers and Related Parties

Advances from customers and related parties represent cash received from customers and related parties as advance payments for the purchases of the Company’s products and services.

F-13

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(j) Fair Value and Fair Value Measurement of Financial Instruments

Management has estimated that carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts receivable – related parties, advances to suppliers, contract assets, other current assets, short-term bank loans, long-term bank loans, accounts payable, advances from customers, advances from customers - related parties, accrued payroll and benefits, other payables and accrued expenses, income taxes payable, and due to related parties approximate their fair market value based on the short-term maturity of these instruments.

(k) Fair Value Accounting

Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) 820-10 “Fair Value Measurements and Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by FASB ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

(l) Inventories, net

Inventories are valued at the lower of cost (weighted average basis) and net realizable value. Net realizable value is the expected selling price in the ordinary course of business minus any costs of completion, disposal, and transportation to make the sale.

The Company performs an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Any inventory impairment results in a new cost basis for accounting purposes.

(m) Property, equipment and software

Property, equipment and software are stated at cost less accumulated amortization and depreciation. Amortization and depreciation are provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, equipment and software are as follows:

Office buildings	20-50 years
Lease improvement	Shorter of lease term or assets lives
Electronic equipment, furniture and fixtures	3-5 years
Motor vehicles	5 years
Purchased software	5-10 years
Media display equipment	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss are included in the Company’s results of operations.

F-14

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(n) Business combination

In accordance with ASC 805, the Company applies acquisition method to account for business combination. The acquisition method requires that the fair value of the underlying exchange transaction is used to establish a new accounting basis of the acquired entity upon the acquirer taking control over the acquiree. Furthermore, because of obtaining control the acquirer is responsible and accountable for all of the acquiree’s assets, liabilities and operations, the acquirer recognizes and measures the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, which may result in goodwill, when purchase consideration exceeds the net of fair value of the assets acquired and liabilities assumed, or a bargain purchase gain, when the net of fair value of the assets acquired and liabilities assumed exceeds the purchase consideration, regardless of the percentage ownership in the acquiree or how the acquisition was achieved.

The Company evaluates goodwill for impairment on an annual basis or more frequently if indicators of impairment exist that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company conducts a quantitative goodwill impairment test, which involves comparing the estimated fair value of the reporting unit with its carrying value, including goodwill. The Company estimates the fair value of a reporting unit using the income approach. If the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss is recorded for the difference.

(o) Disposal of subsidiary

The Company deconsolidates a subsidiary upon the loss of control, the related subsidiary’s assets (including goodwill), liabilities, non-controlling interest and other components of equity are de-recognized. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Any consideration received is recognized at fair value. Any resultant gain or loss is recognized in the Statement of Operations.

(p) Long-term investment

The Company’s long-term investment consists of investments accounted for under the equity method and equity investments without readily determinable fair value. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to measure those investments at cost, less any impairment (if applicable plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer).

For equity investments that the Company elects to measure at cost, less any impairment, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. For equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss other than temporary in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of the investee’s net assets which approximates its fair value.

For impairment on equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of investee’s net assets which approximates its fair value if those are determined to be other than temporary.

F-15

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(q) Convertible promissory note

The Company determines the appropriate accounting treatment of its convertible debts in accordance with the terms in relation to conversion features. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and liability and equity components following the guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the period from the issuance date to the earliest conversion date or stated redemption date. The Company presented the issuance cost of debt in the balance sheet as a direct deduction from the related debt.

(r) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected future net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. There were no impairment charges for the six months ended June 30, 2026 and 2025. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

(s) Operating leases - Right-of-use assets and lease liabilities

The Company accounts for lease under ASC 842 “Leases”, and also elects practical expedient not to separate non-lease component from lease components in accordance with ASC 842-10-15-37 and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. The Company also elects the practical expedient not to recognize lease assets and lease liabilities for leases with a term of 12 months or less.

The Company recognized a lease liability and corresponding right-of-use asset based on the present value of minimum lease payments discounted at the Company’s incremental borrowing rate. The Company records amortization and interest expense on a straight-line basis based on lease terms and reduces lease liabilities upon making lease payments.

(t) Revenue Recognition

In accordance with the ASC 606, the Company recognizes revenues net of applicable taxes, when goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

The Company generates its revenues primarily from six sources: (1) product sales, (2) software sales, (3) advertising, (4) elevator project, and (5) elevator Maintenance, Repair and Operations (“MRO”) and (6) elevator services. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied, generally, upon delivery of the goods and services.

Revenue - Products

Product revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties), high-end data storage servers, super-computing servers and graphic cards. Although manufacturing of the products has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers or directly sourced from the suppliers, the Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery. Product sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

Revenue - Software

Revenue – software represents software upgrade and maintenance services provided for customers by the Company. The Company recognized the software revenue for software upgrade and maintenance service on a straight-line basis over the contracted service period.

F-16

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Revenue - Advertising

The Company generates revenues primarily from providing advertising slots to customers to promote their businesses by broadcasting advertisements on identifiable digital ads display terminals and vehicular ads display terminals in different geographic regions and locations through a cloud-based new media sharing platform. The Company also contracts individuals to promote special events or for various occasions. The Company is only obligated to broadcast the advertisements to the contracted digital ads display terminals, and therefore allocates 100% of the transaction price to advertisement broadcasting. The transaction price for advertisement broadcasting is fixed based on the numbers of advertisement delivery and duration of the contract, and has no variable consideration, or significant financing component, or subsequent price change, and is not refundable.

The Company recognizes the revenues, net of applicable taxes, from advertisement broadcasting contracts with customers over the contracted advertising duration.

The Company also generates its advertising revenue through facilitating internet promotion advertising service and recognizes the revenue over the contracted advertising duration. The Company provides advertising services to customers for promotion of their brands and products through internet. For the network promotion advertising contracts, the Company generally recognizes revenue over time, because the customer simultaneously receives and consumes the benefits as the Company performs throughout a fixed contract term.

Revenue - Project

Project represents two types of revenue, i.e. sales of elevators and elevator installation services.

Product revenues are generated from the sale of elevators. The transfer of control is initiated when ordered equipment is delivered to a customer site as then the customer has the ability to direct the use of and obtain substantially all the remaining benefits from. The Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery.

Installation services provide mobility solutions with elevators for all applications and needs. The control is transferred continuously to the customer from the start of the installation of the unit, as the work performed enhances an asset controlled by the customer. Revenue is recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which corresponds with and best depicts transfer of control or the enhancement of the customer’s assets. Contract costs included in the calculation are comprised of materials, subcontractors’ costs or other direct costs. In developing the total cost estimates, the Company utilizes a combination of its historical cost experience and expected costs considering current circumstances.

F-17

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Revenue - MRO

MRO represents two types of revenue, i.e. revenues from elevator maintenance services and repairs services.

Maintenance services are rendered by the Company for the installations carried out by us and other service providers. Control is transferred to the customer over the contract period based on the time elapsed. Maintenance revenue is recognized over the contract period as the service is provided, according to the agreed contractual terms and conditions.

Wide range of repair services are rendered by the Company to the installations carried out by us and other service providers. For repairs, the customer benefits from the service once the repair is completed, revenue is therefore recognized at the point of service completion.

Revenue - Service

Elevator service represents two types of revenue, i.e. revenues from platform service and consultation services.

The Company owns a software which serves a platform providing elevator operational data to the customers through intelligent sensors installed in the elevators and connected to the platform. The customers purchase platform service will be granted periodic access rights to access the platform for the review of operational data of elevators. Given the continuous nature of this service, the Company recognizes revenue from platform service on a straight-line basis which aligns with the cost and benefit profile of this service. Platform revenue is recognized over the contract period as the service is provided.

Consultation services include the provision of solutions on technical issues relating to elevators. The revenue is recognized when the service is completed and accepted by the customer.

Revenue - Other

The Company also reports other revenue, which comprises: (i) revenue from system upgrade and technical support services; (ii) platform service fee; and (iii) rental income.

System upgrade and technical support revenue is recognized when performance obligations are satisfied upon completion of the services. Platform service fee is charged based on number of the display terminals used by the customers or a percentage of advertising revenue generated by the display terminals. Platform service revenue is recognized on a monthly basis over the contract period.

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space. The first unit is leased to a third party with an initial lease term of two years commencing on May 1, 2024 and expiring on April 30, 2026. It was subsequently renewed for an additional three years with the maturity date extended to April 30, 2029. The second unit was leased to another third party with lease term of three years starting from January 1, 2024 to December 31, 2026, but was early terminated on June 30, 2025. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $121,000 and $126,000 rental income for the periods ended June 30, 2026, and 2025, respectively.

Annual minimum rental income to be received in the next 5 years:
2026	120,978
2027	241,956
2028	241,956
2029	80,652
2030	-
Total	685,542

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the six months ended June 30, 2026 and 2025, the Company recognized revenue of approximately $456,000 and $2,169,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

Practical expedients and exemptions

The Company generally expenses sales commissions if any incurred because the amortization period would have been one year or less.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

(u) Cost of Sales - advertising

The cost of sales for advertising revenue mainly comprises of direct costs of generating advertising revenue including lease expense for the wall space, to where the ads display terminal to be installed, installation costs of ads display terminals, depreciation of display termination, labor, and other related expenses.

F-18

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(v) Discontinued Operations

The Company follows “ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” for reporting discontinued operations. Under the revised standard, a discontinued operation must represent a strategic shift that has or will have a major effect on an entity’s operations and financial results. Examples could include a disposal of a major line of business, a major geographical area, a major equity method investment, or other major parts of an entity. The revised standard also allows an entity to have certain continuing cash flows or involvement with the component after the disposal. Additionally, the standard requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

(w) Segment reporting

Segment information is consistent with how the Chief Operating Decision Maker, i.e., the Directors of the Company, review the businesses, make investing and resource allocation decisions and assess operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following three segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Traditional Information Technology (TIT) segment - The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021. Nevertheless, due to the difference business nature from the other segments, the Chief Operating Decision Maker considers it is a separate operating segment of which the performance is separately assessed and financial information for this segment is separately disclosed for financial reporting purpose.

(3)	Smart Elevator (SE) segment - Following the acquisition of Skyladder Group Limited in November 2025, the Company added the Smart Elevator (SE) segment. As a provider of elevator services, the Company provides services throughout the entire elevator lifecycle, including sales, installation, repair, cloud-based maintenance, renovation, and upgrades. The segment serves a diverse user base, including governments, businesses, and households. In this segment, the Company generates revenues from elevator sales and installation contracts, as well as maintenance, repair, and other service agreements. The SE segment diversifies the Company’s cloud-based product offerings and expands the Company’s presence in the smart building and urban infrastructure market.

F-19

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(x) Recent Accounting Pronouncements

(i) Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, (“ASU 2023-09”). The ASU enhances the transparency and decision usefulness of income tax disclosures by requiring additional disaggregation of information related to the effective tax rate reconciliation, income taxes paid, and income tax expense and pretax income by jurisdiction. The Company adopted ASU 2023 09 on a prospective basis effective January 1, 2025. Accordingly, the enhanced income tax disclosures are presented beginning in fiscal year 2025, and prior period disclosures have not been recast. The adoption of this guidance did not have an impact on the Company’s consolidated results of operations, financial position, or cash flows, as the amendments relate solely to disclosure requirements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. The Company adopted ASU 2024-02 for the annual period ending December 31, 2025. The adoption of this standard did not have a material impact to our results of operations, cash flows or financial condition.

(ii) Recently issued accounting pronouncements not yet adopted

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Other accounting standards issued by FASB do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

F-20

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3. BUSINESS ACQUISITION

On September 29, 2025, the Company and Taoping Holdings Limited (“THL”), a wholly owned subsidiary of the Company, entered into a share purchase agreement with Skyladder Holding Limited to acquire 100% equity interest in Skyladder Group Limited (“SGL”) (the “Acquisition”). SGL is a provider of elevator services throughout the entire elevator lifecycle, including sales, installation, repair, maintenance, renovation, and upgrades. The Acquisition was consummated on November 26, 2025, and as a result, SGL became a wholly owned subsidiary of THL. Pursuant to the share purchase agreement, as amended (the “Purchase Agreement”), the total maximum consideration for the Acquisition on the Purchase Agreement date is RMB 152 million (approximately US$21.36 million), payable in 7,882,921 ordinary shares of the Company, with no par value per share (the “Consideration Shares”). The Consideration Shares were issued in a single batch after all closing conditions were satisfied or waived and the equity transfer of SGL had been completed in Hong Kong. All of the Consideration Shares are subject to forfeiture in the event that SGL fails to meet specified revenue and net profit (after tax) targets (the “Performance Targets”) for various time periods as set forth in the Purchase Agreement. The fair value of the Consideration Shares as of the acquisition date, determined based on the probability-weighted assessment of achieving the Performance Targets, is reflected in the purchase price allocation set out below.

The Company completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition closing date. The following table summarizes the estimated aggregate fair values of the assets acquired, and liabilities assumed as of the completion closing date:

The total maximum consideration under the Purchase Agreement is RMB 152 million (approximately US$21.36 million), representing the aggregate value of all 7,882,921 Consideration Shares if all Performance Targets are achieved and no forfeiture occurs. All of the Consideration Shares are subject to forfeiture contingent upon the achievement of the Performance Targets; accordingly, the fair value of the Consideration Shares recognized in the purchase price allocation reflects the probability-weighted fair value of the Consideration Shares expected to be unlocked as of the acquisition date. The fair value of consideration of $7,252,286 reflected herein represents management’s best estimate as of the acquisition closing date, based on the closing market price of TAOP’s ordinary shares on that date and the best estimated probability of achieving the Performance Targets.

Fair value of consideration on November 26, 2025 (closing date)	$7,252,286
Assets acquired (liabilities assumed):
Cash and cash equivalents	$24,826
Accounts receivable	3,643,799
Contract assets	257,894
Advances to suppliers	687,945
Inventories	487,455
Other current assets	284,779
Amounts due from related parties	116,752
Property, plant and equipment	52,436
Right of use assets	88,416
Short-term bank loans	(1,241,930)
Accounts payable	(2,855,540)
Advances from customers	(1,068,002)
Accrued payroll and benefit	(97,627)
Other payables and accrued expenses	(273,158)
Income tax payable	(28,987)
Lease liabilities	(104,146)
Total net liabilities acquired	(25,088)
Goodwill	7,277,374
Total fair value of Consideration	$7,252,286

The transaction resulted in allocation of $7,277,374 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of SGL and the synergies expected from the combined operations of SGL and the Company, the assembled workforce and their knowledge and experience in provision of elevator services. The total amount of the goodwill acquired is not deductible for tax purposes.

F-21

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company’s consolidated statement of operations for the year ended December 31, 2025 included revenue of $2.7 million and net profit of $0.3 million attributable to SGL since November 26, 2025, the acquisition closing date, to the end of December 31, 2025.

Goodwill is evaluated for impairment on an annual basis, or more frequently if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company performed an assessment of potential triggering events as of June 30, 2026, and concluded that no events or circumstances had occurred that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Accordingly, no interim goodwill impairment test was required, and no impairment charge was recognized for the six months ended June 30, 2026.

4. DISPOSALS OF CONSOLIDATED ENTITIES

TDTJS was dissolved on January 15, 2025. The dissolution resulted in a recorded loss of $68,545 for the year ended December 31, 2025.

TEPH and TPGXT were dissolved on April 29, 2025 and June 11, 2025, respectively. The dissolution of these companies results in minimal gain or loss for the year ended December 31, 2025.

The Company disposed of 60% equity interests of BTAT to an unrelated third party for consideration of RMB 360,000 on March 13, 2026.

The disposal of BTAT was not qualified as discontinued operations as it does not represent a strategic shift that has had a major impact on the Company’s operations or financial results.

The dissolution of TDTJS, TEPH and TPGXT were not qualified as discontinued operations as they do not individually or in the aggregate represent a strategic shift that has had a major impact on the Company’s operations or financial results.

5. LOSS PER SHARE

Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur, if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, or resulted in the issuance of ordinary shares that shared in the earnings of the entity.

Components of basic and diluted earnings per share were as follows for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30, 2026*	Six Months Ended June 30, 2025*
	(Unaudited)	(Unaudited)
Numerator:
Net (loss)	$(2,494,622)	$(4,679,549)
Denominator:
Weighted average outstanding ordinary shares-Basic*	2,532,138	715,992
-dilutive effect of convertible note	-	-
Weighted average outstanding ordinary shares- Diluted*	2,532,138	715,992
Earnings (loss) per share*
Basic	$(0.99)	$(6.54)
Diluted	$(0.99)	$(6.54)

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. The computation of basic and diluted EPS was retroactively adjusted for all periods presented.

F-22

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

6. RELATED PARTY TRANSACTIONS

(a)	Revenue – related parties

For the six months ended June 30, 2026 and 2025, approximately $0.1 million and $nil, respectively.

(b)	Other revenue – related parties

Other revenue generated from related parties includes system maintenance service provided to Taoping affiliate customers, which was approximately $570 and $1,400, for the six months ended June 30, 2026 and 2025, respectively.

(c)	Amounts due to related parties

As of June 30, 2026, the net amounts due to related parties were $2.3 million, which consist of amounts due to related parties of $2.5 million and amounts due from related parties of $0.2 million. The amounts due to related parties, used to support the Company’s business development, included (i) borrowing from the Company’s Chairman and Co-Chief Executive Officer, Mr. Jianghuai Lin (“Mr. Lin”), of approximately $0.3 million, with an interest rate of 3%, and with maturity dates ranging from November 6, 2026 to December 30, 2026; (ii) a loan balance of approximately $2.2 million (RMB15 million) from a related company 100% owned by Mr. Lin for 12-month at an interest rate of 4.75% per annum, which matures on March 21, 2027. The amounts due from related parties included the advances of out-of-pocket expenses to the Company’s heads of marketing and project execution departments, who are also minority shareholders of the Company, of approximately $0.2 million. These advances are expected to be fully claimed or collected by the end of 2026.

7. INVENTORIES

As of June 30, 2026 and December 31, 2025, inventories consist of:

	June 30, 2026	December 31, 2025
	(Unaudited)
Raw materials	$3	$3
Finished goods	1,181,589	1,039,671
Inventories, gross	$1,181,592	$1,039,674
Allowance for slow-moving or obsolete inventories	(289,979)	(249,467)
Inventories, net	$891,613	$790,207

For the six months ended June 30, 2026, impairments expense for obsolete inventories were approximately $32,000, For the six months ended June 30, 2025, there was a reversal of allowance for obsolete inventories in the amount of approximately $4,900. Impairment charges on inventories are included with administrative expenses.

F-23

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, EQUIPMENT AND SOFTWARE

As of June 30, 2026 and December 31, 2025, property, equipment and software consist of:

	June 30, 2026	December 31, 2025
	(Unaudited)
Office buildings	$4,114,534	$3,997,682
Electronic equipment, furniture and fixtures	4,141,384	3,925,955
Media display equipment	971,453	943,864
Purchased software	9,628,645	9,355,192
Motor vehicle	11,561	11,770
Total	18,867,577	18,234,463
Less: accumulated depreciation	(13,655,996)	(12,564,247)
Property, equipment and software, net	$5,211,581	$5,670,216

Depreciation expenses for the six months ended June 30, 2026 and 2025 were approximately $0.7 million and $0.8 million, respectively.

Management regularly evaluates property, equipment and software for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, equipment and software exceeded its fair value.

Company’s office buildings, with net carrying value of approximately $2.4 million, are used as collateral for its bank loans.

9. BANK LOANS

(a) Short-term bank loans

	June 30, 2026	December 31, 2025
	(Unaudited)
Secured short-term loans (1)	$1,471,130	$2,144,025
Unsecured short-term loans (2)	3,736,670	1,542,269
Add: amounts due within one year under long-term loan contracts	328,356	319,031
Total short-term bank loans	$5,536,156	$4,005,325

(1)	Detailed information of secured short-term loan balances as of June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
	(Unaudited)
Guaranteed by Mr. Lin and IST HK	$1,471,130	$1,429,350
Guaranteed by Mr. Lin and Mr. Du Yong	-	714,675
Total	$1,471,130	$2,144,025

(2) Unsecured short-term loans are fiduciary bank loans, bearing fixed interest rates, ranging from 3.0% to 3.6%, due within one year.

F-24

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(b) Long-term bank loans

	June 30, 2026	December 31, 2025
	(Unaudited)
Secured long-term loans	$6,065,321	$6,052,583
Less: amounts due within one year under long-term loan contracts	(328,356)	(319,031)
Total long-term bank loans	$5,736,965	$5,733,552

Detailed information of secured long-term loan balances as of June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
	(Unaudited)
Guaranteed by ISIOT and Mr. Lin and Collateralized by real property of ISIOT, future rental income of ISIOT, patents of Biznest, and equity investment of IST HK	$1,000,368	$1,066,296
Collateralized by office buildings of IST and guaranteed by Mr. Lin	4,464,732	4,364,520
Guaranteed by Biznest, ISIOT, IST, and Mr. Lin and Collateralized by real property of ISIOT, office buildings of IST, patents of TNM, and future rental income of ISIOT	600,221	621,767
Total	$6,065,321	$6,052,583

As of June 30, 2026, the Company had short-term and long-term bank loans in total of approximately $11.3 million, which mature on various dates from October 31, 2026 to October 31, 2027. The short-term bank loans may be extended upon maturity for another year by the banks without additional charges to the Company. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries and Mr. Lin. These short-term borrowings bear fixed interest rates ranging from 3.00% to 3.60% per annum. These long-term borrowings bear floating interest rates at the 1-year China Loan Prime Rate (“LPR”) plus 40 to 105 basis points, ranging from 3.40% to 4.05% per annum. The weighted average interest rates on short-term and long-term debts were approximately 3.44% and 3.99% for the six months ended June 30, 2026 and 2025, respectively. The interest expenses were approximately $0.2 million and $0.2 million, respectively, for the six months ended June 30, 2026 and 2025.

10. INCOME TAXES

Pre-tax (loss) income for the six months ended June 30, 2026 and 2025 were taxable in the following jurisdictions:

	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
PRC	$(2,064,298)	$(4,198,659)
HK	(4,215)	(285)
BVI	(411,507)	(459,885)
Total (loss) income before income taxes	$(2,480,020)	$(4,658,829)

United States

The Company from time to time evaluates the tax effect of global intangible low-taxed income (“GILTI”), and determined that there was no impact of GILTI tax to the Company’s consolidated financial statements as of June 30, 2026.

F-25

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

HK

Under the current laws of Hong Kong, IST HK is subject to a profit tax rate of 16.5%.

PRC

Income tax expense consists of the following:

	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Current tax expense	$14,602	$20,720
Income tax expense	$14,602	$20,720

Current income tax expense was recorded in the six-month period ended 2026 and 2025 and was related to differences between the book and corporate income tax returns.

	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25%	25%
Expected income tax (benefit) expense	$(620,005)	$(1,164,707)
Tax rate difference	82,486	193,782
Permanent differences	(119,844)	695,305
Tax effect of tax losses unrecognized	671,965	296,340
Income tax expense	$14,602	$20,720

F-26

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company’s tax loss carry forwards totaling RMB150.8 million ($22.0 million) as of June 30, 2026, substantially all of which were from PRC subsidiaries and will expire on various dates through June 30, 2036. Deferred tax asset was not provided for respective tax losses.

IST is approved as being high-technology enterprises and subject to PRC enterprise income tax rate (“EIT”) at 15%. For Biznest, the income tax starts from the earning year, is tax exempt for the first two years and is subject to 12.5% income tax rate for year 3-5.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts, circumstances, and current tax law, the Company has not recorded tax benefits as of June 30, 2026 and December 31, 2025, respectively. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the six months ended June 30, 2026 and 2025.

Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, the PRC subsidiaries do not intend to declare dividends to their parent companies in the foreseeable future. The Company’s foreign subsidiaries are in a cumulative deficit position. Accordingly, the Company has not recorded any deferred taxes on the cumulative amount of any undistributed deficit. It is impractical to calculate the tax effect of the deficit at this time.

11. OTHER CURRENT ASSETS

As of June 30, 2026, and December 31, 2025, other current assets consist of:

	June 30, 2026	December 31, 2025
	(Unaudited)
Advances to unrelated parties (i)	$4,105,779	$2,097,054
Advances to a related party	1,474	837,606
Advances to employees	45,740	46,783
Other current assets	91,593	76,298
	$4,244,586	$3,057,741

(i)	The advances to unrelated parties for business development are non-interest bearing and are due on demand.

F-27

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

12. OPERATING LEASES

The Company leases an office space, a warehouse, and seven dormitories in Tianjin. The office space lease commenced in May 2025 and expires in December 2027; the warehouse lease commenced in November 2024 and expires in July 2026; and the seven dormitories have varying lease terms, with the earliest commencement date in June 2025 and the latest expiration date in July 2027.

The fixed monthly lease payment for the long-term lease of office space is RMB 11,000, RMB 27,000, and RMB 37,000 in 2025, 2026 and 2027 (approximately $1,500, $3,800, and $5,100, respectively), exclusive of applicable taxes and property management fees. The fixed monthly lease payment for the short-term lease of warehouse and seven dormitories ranges from RMB 950 to RMB 3,500 (approximately $100 to $500), exclusive of applicable taxes and property management fees.

The Company has also leased specific and identifiable wall spaces with a certain dimension in commercial and residential building lobbies, inside elevators, elevator waiting areas, and various places to install the new media advertising display terminals without substitution for purpose of broadcasting advertisements paid by the customers to promote their businesses or special events. The lease terms with negotiated payment terms range from one year to three years, and the rental costs vary depending on the number of spots where the display terminals are installed and the duration of the leases.

The Company incurred rent expenses for short-term lease of approximately $12,000 for the period ended June 30, 2026.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

Weighted-average remaining lease term as of June 30, 2026, and discount rate for its operating leases are as follows:

Weighted-average remaining lease term	18 months
Weighted-average discount rate	3.50%

The weighted-average discount rate was based on the five-year interest rate of People’s Bank of China.

The following table outlines maturities of operating lease liabilities as of June 30, 2026:

Year ending June 30	Lease for office
2026	23,741
2027	65,934
Total lease payments	89,675
Less: Imputed interest	(2,809)
Present value of lease liabilities	86,866

F-28

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

13. LONG-TERM INVESTMENTS

Equity investments without readily determinable fair value that is not accounted for under equity method accounting:

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment (if applicable plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer).

As of June 30, 2026 and December 31, 2025, the carrying value for the equity investments without readily determinable fair value was $nil. The total initial investments to the equity investments without readily determinable fair value were approximately $647,000. As of December 31, 2025, full impairment had been recognized on such equity investments. There were no impairment charges or disposal activity recorded for the six months ended June 30, 2026. For the six months ended June 30, 2025, the additional investments to the equity investments without readily determinable fair value was approximately $22,000. Gain on disposal of approximately $0.07 million was recognized for the six months ended June 30, 2025. Impairment of approximately $0.02 million was recognized for the six months ended June 30, 2025.

14. CONVERTIBLE NOTE PAYABLE

On September 27, 2023, the Company issued a Convertible Promissory Note (“Note”) in a private placement in aggregate principal amount of $609,000. The Note matures in 12 months from the issue date of the Note (the “Maturity Date”), with an annual interest rate of 8%. The Note carries an original issue discount of $44,000. In addition, the Company agrees to pay $15,000 to cover the transaction costs incurred in connection with the purchase and sale of this Note (“Transaction Expense Amount”). Thus, the net proceeds of the Note were $550,000. The Note is convertible into the Company’s ordinary shares at $240.0 per share or at a price equal to 80% multiplied by the lowest daily volume-weighted average price during the 10 trading days immediately preceding the applicable redemption, subject to certain adjustments and limitations, at the holder’s option at any time after six months from the issue date. On the Maturity Date, the holder of the Note has the right to convert all of the outstanding balance of the Note at a price of no less than $60.0 per share (“Floor Price”), which is subject to adjustment by consents of both parties.

The Note is recognized initially at fair value, net of debt discounts including original issue discount and Transaction Expense Amount. Amortizations of issuance costs and other Discounts accretion are recorded as interest expenses in the consolidated statement of operations.

The Company recognized interest expense of approximately $34,000 for the six months ended June 30, 2025 including interest relating to contractual interest obligation approximately of $30,000 and amortization of the discounts and debt issuance cost approximately of $4,000. As of December 31, 2025, the total amount of principal and accrued interest of the Note was fully converted to the Company’s ordinary shares (see Note 17 Equity), and there was no outstanding balance and unamortized debt issuance cost of the Note.

On January 13, 2025, the Company issued another Convertible Promissory Note (“Note-2”) in a private placement in aggregate principal amount of $1,311,000. Note-2 matures in 12 months from the issue date (the “Note-2 Maturity Date”), with an annual interest rate of 7%. Note-2 carries an original issue discount of $96,000. In addition, the Company agrees to pay $15,000 to cover the transaction costs incurred in connection with the purchase and sale of this Note (“Note-2 Transaction Expense Amount”). Thus, the net proceeds of Note-2 were $1,200,000. Note-2 is convertible into the Company’s ordinary shares at $90.0 per share or at a price equal to 80% multiplied by the lowest daily volume-weighted average price during the 10 trading days immediately preceding the applicable redemption, subject to certain adjustments and limitations. On the Note-2 Maturity Date, the holder of Note-2 has the right to convert all of the outstanding balance of Note-2 at a price of no less than $3.0 per share (“Note-2 Floor Price”), which is subject to adjustment by consents of both parties.

Note-2 is recognized initially at fair value, net of debt discounts including original issue discount, and Note-2 Transaction Expense Amount, in the amount of $111,000. As of December 31, 2025, the remaining unamortized debt discount was $nil. Amortizations of issuance costs and other Discounts accretion are recorded as interest expenses in the consolidated statement of operations.

The Company recognized interest expense of approximately $570,000 for the period ended December 31, 2025 including interest relating to contractual interest obligation approximately of $34,000 and amortization of the discounts and debt issuance cost approximately of $539,000. As of December 31, 2025, the principal balance and accrued interest of Note-2 was fully converted to the Company’s ordinary shares in January, February, March, April, May, July, August, and September, and October 2025 (see Note 17 Equity), and the outstanding balance of Note-2 net of unamortized debt discount was $nil.

15. OTHER PAYABLES AND ACCRUED EXPENSES

As of June 30, 2026 and December 31, 2025, other payables and accrued expenses consist of:

	June 30, 2026	December 31, 2025
	(Unaudited)
Advances from unrelated third parties (i)	$359,336	$332,331
Other taxes payable (ii)	2,390,981	2,656,643
Accrued professional fees	225,500	547,350
Amount due to employees (iii)	264,224	275,242
Others	96,857	119,605
	$3,336,898	$3,931,171

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax.

(iii)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

16. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of June 30, 2026 and December 31, 2025, the balance of general reserve was $10.2 million and $10.2 million, respectively.

Under the applicable PRC regulations, the Company may pay dividends only out of the accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. The statutory reserve funds can only be used for specific purposes under the PRC laws and regulations. The general reserves are not distributable as cash dividends.

Our after-tax profits or losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to the PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our consolidated financial statements.

F-29

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

17. EQUITY

(a) Ordinary shares

The maximum number of shares that the Company authorized to issue was changed from 100,000,000 Ordinary Shares of one class each with no par value to 5,060,000,000 shares dividing into: (1) 5,000,000,000 Ordinary Shares with no par value each; (2) 50,000,000 class A shares with no par value each, and (3) 10,000,000 preferred shares with no par value each.

In January 2025, the Company issued 40,000 ordinary shares to an investor at $7.947 per share, which generated a total of net proceeds of $317,880 for the Company.

In January 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $50,000, $100,000, and $125,000 of partial principal, into a total of 39,741 ordinary shares of the Company, with a conversion price at $7.398, $7.299, and $6.483 per share, respectively.

In February 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $125,000 of partial principal with a conversion price at $6.249 per share into 20,003 ordinary shares of the Company.

In February 2025, the Company issued 16,667 ordinary shares to an investor at $8.16 per share, which generated a total of net proceeds of $136,000 for the Company.

In March 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $6.258 per share into 15,980 ordinary shares of the Company.

In April 2025, the Company issued a total of 266,667 ordinary shares to certain individual investors at $6.0 per share, which generated $1,600,000 net proceeds for the Company.

In April 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $4.596 per share into 21,758 ordinary shares of the Company.

In May 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $108,500 of partial principal with a conversion price at $4.818 per share into 22,520 ordinary shares of the Company.

In June 2025, the Company issued 86,000 ordinary shares to an investor at $3.38 per share, which generated net proceeds of $290,680 for the Company.

In July 2025, the Company issued 87,000 ordinary shares to an investor at $3.66 per share, which generated a total of net proceeds of $318,420 for the Company.

In July 2025, the Company issued 266,666 ordinary shares with fair value of approximately $1,355,000 to certain directors, executive officers, and employees as compensations for their services.

In July 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $3.1209 per share into 32,042 ordinary shares of the Company.

In August 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $2.9494 per share into 33,905 ordinary shares of the Company.

In September 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000, $125,000, and $75,000 of partial principal, into a total of 121,637 ordinary shares of the Company, with a conversion price at $2.5066, $2.4602, and $2.4244 per share, respectively.

In September 2025, the Company issued 120,000 ordinary shares to an investor at $2.5700 per share, which generated a total of net proceeds of $308,400 for the Company.

In October 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of approximately $136,000 of partial principal with a conversion price at $2.3898 per share into 56,930 ordinary shares of the Company.

In November 2025, the Company issued 7,882,921 ordinary shares for the acquisition of Skyladder Group Limited. The fair value of consideration as of the completion date was approximately $7,252,000, determined based on the probability-weighted assessment of achieving the specified revenue and net profit (after tax) targets.

F-30

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(b) Stock options to employees and directors

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. Pursuant to the 2016 Plan and its amendment in May 2021, the Company may offer up to five hundred thousand ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. The Company accounts for its stock option awards to employees and directors pursuant to the provisions of ASC 718, Compensation – Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes Merton valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period.

There were no stock options granted to employees during the six months ended June 30, 2026 and 2025. There was no option exercised during the six months ended June 30, 2026 and 2025. The Company did not receive any proceeds related to the cashless exercise of stock options from employees for the six months ended June 30, 2026 and 2025.

As of June 30, 2026 and December 31, 2025, no unrecognized compensation expense related to non-vested share options expected to be recognized.

(c) Stock options and warrants to non-employees

Pursuant to the 2016 Plan and its amendment, for the six months ended June 30, 2026 and 2025, the Company issued nil and nil warrants to consultants, respectively. The Company expensed to administrative expense approximately $ nil and $ nil for the six months ended June 30, 2026 and 2025, respectively. During the six months ended June 30, 2026, no options or warrants were exercised.

As of June 30, 2026 and December 31, 2025, there was no stock options and warrants outstanding and exercisable.

F-31

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

18. CONSOLIDATED SEGMENT DATA

Selected information by segment is presented in the following tables for the six months ended June 30, 2026 and 2025.

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Revenues (1)
TIT Segment	$63,770	$17,570
CBT Segment	4,333,725	17,585,251
SE Segment	7,481,851	-
	$11,879,346	$17,602,821

(1)	Revenues by operating segments exclude intercompany transactions.

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Income (loss) from operations
TIT Segment	$(722)	$(12,408)
CBT Segment	(2,097,859)	(3,603,384)
SE Segment	283,347	-
Corporate and others	(412,242)	(568,339)
(Loss) from operations	(2,227,476)	(4,184,131)
Corporate other income, net	(19,498)	(8,444)
Corporate interest income	147	985
Corporate interest expense	(233,193)	(467,239)
(Loss) income before income taxes	(2,480,020)	(4,658,829)
Income tax expense	(14,602)	(20,720)
Net (Loss)	$(2,494,622)	$(4,679,549)

Depreciation and amortization by segment for six months ended June 30, 2026 and 2025 are as follows:

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Depreciation:
TIT Segment	$-	$-
CBT Segment	713,175	798,369
SE Segment	29,238	-
	$742,413	$798,369

F-32

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Provisions for allowance for credit losses on accounts receivable, other receivable and advances to suppliers:
TIT Segment	$(2,796)	$(3,536)
CBT Segment	1,173,184	3,996,583
SE Segment	(93,090)	-
	$1,077,298	$3,993,047

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Inventory obsolescence (reversal) provision:
TIT Segment	$122	$116
CBT Segment	31,549	(5,052)
SE Segment	19	-
	$31,690	$(4,936)

Total assets by segment as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
	(Unaudited)
Total assets
TIT Segment	$75,118	$40,950
CBT Segment	26,585,291	27,179,664
SE Segment	5,837,753	4,755,802
Corporate and others	7,353,540	7,471,210
	$39,851,702	$39,447,626

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

19. COMMITMENTS AND CONTINGENCIES

The Company may from time to time be subject to legal proceedings, investigations, and claims incidental to conduct of our business.

In September 2025, a passenger riding an elevator maintained by our company, Tianjin Weida Elevator Co., Ltd., experienced an abnormal descent after a brake communication malfunction triggered the safety protection mechanism. The plaintiff alleges that our company failed to fulfill its safety obligations and is seeking damages of $12,000. The plaintiff has applied for preservation of the amount in dispute, and a judicial appraisal determined that some injuries were directly caused by the elevator malfunction, while others were not. The Company anticipated an unfavorable outcome from the lawsuit and accrued a provision of $1,500 for probable loss in 2026. The case is pending court acceptance.

20. CONCENTRATIONS

For the six months ended June 30, 2026 and 2025, no single customer accounted for greater than 10% of total revenues. The Company’s top five customers in aggregate accounted for 29% and 29% of the Company’s revenues, for each of the six months ended June 30, 2026 and 2025, respectively.

The Company’s top five customers in aggregate accounted for 21% of total accounts receivable as of June 30, 2026, No single customer accounted for greater than 10% of accounts receivable as of June 30, 2026. The Company’s top five customers in aggregate accounted for 26% of total accounts receivable as of December 31, 2025. No single customer accounted for greater than 10% of accounts receivable as of December 31, 2025.

For the six months ended June 30, 2026 and 2025, approximately 32% and 100%, respectively, of total purchases were from five unrelated suppliers. No single supplier accounted for greater than 10% of total purchases as of June 30, 2026, and two suppliers each accounted for 83% and 15%, respectively, of total purchases for the six months ended June 30, 2025.

21. SUBSEQUENT EVENTS

On July 15, 2026, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC (“Investor”), pursuant to which the Company issued an unsecured convertible promissory note with a 12-month maturity (the “Convertible Note”) to the Investor. The Convertible Note has the original principal amount of $3,195,000 including the original issue discount of $180,000 and Investor’s legal and other transaction costs of $15,000. Interest accrues on the outstanding balance of the Convertible Note at 7% per annum. Net proceeds received by the Company from this transaction were approximately $3.0 million.

On August 31, 2026, the Company dismissed its independent registered public accounting firm, PKF Littlejohn LLP. On August 31, 2026, upon the audit committee’s approval, the Company engaged Li CPA LLC (“Li CPA”) as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2026.

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